Mail Stop 3561

December 1, 2005

Ms. Felicia D. Thornton
Chief Financial Officer
Albertson's, Inc.
250 Parkcenter Blvd.
Boise, Idaho  83726

> **Re:    Albertson's, Inc.**
> **Form 10-K for the Fiscal Year Ended February 3, 2005**
> **Forms 10-Q for the Periods Ended May 5, 2005 and August 4, 2005**
> **File No. 001-06187**

Dear Ms. Thornton:

We have reviewed your response dated November 15, 2005 to our comment letter dated November 1, 2005 and have the following additional comments.

Form 10-K for the Fiscal Year Ended January 1, 2005

Financial Statements

Note 11.  Indebtedness, page 44
Mandatory Convertible Security Offering, page 44

1.    We note your responses and proposed revised disclosure.  Regarding the settlement of the purchase contracts, please advise or revise and expand your disclosure to clarify, if so, the following facts:

- On the Purchase Contract Settlement Date of May 16, 2007 holders are obligated to purchase shares of stock in cash.  Cash proceeds received by the company from the remarketing of the debt will be paid to the holder's of the senior notes and may be used to fulfill the obligation under the purchase contract.
- Upon settlement of each purchase contract, the net cash received by the company will be minimal except where debt proceeds or the debt are not used by the holder to satisfy the purchase contract obligation.
- All of the common stock under the purchase contract obligations will be issued by May 16, 2007 except where the holder participates in the remarketing of the debt thereby deferring the purchase contract obligation and issuance of the stock until the next reset date.

- The company's obligation to pay off the debt is effectively deferred until the debt cannot be remarketed at which time the debt can be put to the company by the holder to fulfill the purchase contract.

2.   Please disclose the maximum number of shares that can be issued under the purchase contracts and the number of shares that would be issued under the purchase contracts based on the current closing price as of the latest balance sheet date.

3.   We note from your response that the senior notes can be separated from the purchase contracts if the holder provides substitute collateral to the collateral agent to secure the purchase contracts before the remarketing of the notes in 2007. Please advise us of the type of collateral that may be provided under the purchase contracts in place of the senior notes due from you to the holders and disclose this fact.

4.   Please also expand your MD&A disclosure to clarify the impact on future cash flows and discuss the potential dilutive effect of the transaction. Please show us what your disclosure in the footnote and MD&A will look like revised.

Please send us your response to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter keying your responses to our comments and provide any requested supplemental information. Please file your response letter on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Donna Di Silvio at (202) 551-3202 or, in her absence, the undersigned at (202) 551-3841 with any other questions.

Sincerely,


Michael Moran
Branch Chief